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                                                               EXHIBIT 99.(A)(1)


This announcement is not an offer to purchase or a solicitation of an offer to sell Shares. The Offers are made only by the Offers to Purchase dated October 23, 1995, and the related Letter of Transmittal.

                      NOTICE OF OFFERS TO PURCHASE FOR CASH
                7,500,000 OF THE ISSUED AND OUTSTANDING SHARES OF

                       EATON VANCE PRIME RATE RESERVES AND

                3,500,000 OF THE ISSUED AND OUTSTANDING SHARES OF
                      EV CLASSIC SENIOR FLOATING-RATE FUND
                          AT NET ASSET VALUE PER SHARE

Eaton Vance Prime Rate Reserves and EV Classic Senior Floating-Rate Fund (the "Funds") are offering to purchase 7,500,000 and 3,500,000, respectively, of their issued and outstanding shares ("Shares") at a price equal to their net asset values ("NAV") as of the close of the New York Stock Exchange on the Expiration Date, November 17, 1995. The Offers will expire at 12:00 midnight, Eastern time, on that date unless extended upon the terms and conditions set forth in the Offers to Purchase dated October 23, 1995, and the related Letter of Transmittal, which together constitute the "Offers." The NAV on October 13, 1995, of Eaton Vance Prime Rate Reserves, was $10.03 per Share, and of EV Classic Senior Floating-Rate Fund was $9.99 per Share. The applicable early withdrawal charges will be deducted from the proceeds of Shares tendered. The purpose of the Offers is to provide liquidity to shareholders since the Funds are unaware of any secondary market which exists for the Shares. The Offers are not conditioned upon the tender of any minimum number of Shares.

If more than a Fund's Shares offered are duly tendered prior to the expiration of the Offers, the Fund will, assuming no changes in the factors originally considered when it was determined to make its Offer, extend its Offer period, if necessary, and increase the number of Shares that the Fund is offering to purchase to an amount which it believes will be sufficient to accommodate the excess Shares tendered as well as any Shares tendered during the extended Offer period or purchase the original number of Shares offered (or such larger number of Shares sought) of the Shares tendered on a pro rata basis.

Shares tendered pursuant to the Offers may be withdrawn at any time prior to 12:00 midnight, Eastern time, on November 17, 1995, and, if not yet accepted for payment. Shares may also be withdrawn after December 18, 1995.

The information required to be disclosed by paragraph (d)(1) of Rule 13e-4 under the Securities Exchange Act of 1934, as amended, is contained in the Offers to Purchase and is incorporated herein by reference.

Requests for free copies of the Offers to Purchase, Letter of Transmittal and any other tender offer documents may be directed to Eaton Vance, at the address and telephone number below. Shareholders who do not own Shares directly may effect a tender through their broker, dealer or nominee.

                                           EATON VANCE PRIME RATE RESERVES AND
                                           EV CLASSIC SENIOR FLOATING-RATE FUND
[EATON VANCE LOGO]                         24 FEDERAL STREET
                                           BOSTON, MA 02110
                                           1-800-225-6265, EXTENSION 5

                                                             October 23, 1995